Filed by Apollo Strategic Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Apollo Strategic Growth Capital

File No.: 001-39576

Date: May 4, 2022

Apollo Strategic Growth Capital Announces Effectiveness of Registration Statement and Special Meeting Date for Proposed Business Combination with American Express Global Business Travel

New York, May 4, 2022 /PRNewswire/ — Apollo Strategic Growth Capital, a special purpose acquisition company (the “Company” or “APSG”) (NYSE: APSG), announced today that the U.S. Securities and Exchange Commission (the “SEC”), has declared effective its Registration Statement on Form S-4 (as amended, the “Registration Statement”), which includes a definitive proxy statement/prospectus (the “Proxy Statement”) in connection with its previously announced proposed business combination (the “Business Combination”) with American Express Global Business Travel (“Amex GBT”). APSG also announced that it has set May 25, 2022 as the date for its extraordinary general meeting (the “Special Meeting”) to approve the Business Combination and related proposals.

The closing of the Business Combination is subject to approval by the Company’s shareholders and the satisfaction of other customary closing conditions. As a result of PIPE commitments, APSG expects to satisfy the condition that there is a minimum of $300 million in cash available to APSG at the time of the closing of the Business Combination, regardless of the amount of redemptions of APSG stock in connection with the Business Combination. The Business Combination is expected to close promptly after the Special Meeting.

The Special Meeting will be held virtually and APSG shareholders can attend using the virtual meeting instructions set forth on their proxy cards. If any APSG shareholder does not receive the Proxy Statement, that shareholder should contact its broker or contact Morrow Sodali (“Morrow”), APSG’s proxy solicitor, for assistance, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400) or via email at APSG.info@investor.morrowsodali.com. APSG shareholders who have questions or need assistance in voting their shares should call Morrow toll-free at (800) 662-5200.

APSG shareholders can register for the Special Meeting by visiting https://www.cstproxy.com/apsg/2022. Only APSG shareholders with valid control numbers from their proxy cards may submit questions. APSG shareholders will have the opportunity to submit questions both in advance of the Special Meeting and during the Special Meeting, in each case upon receipt of their proxy cards and the control numbers set forth therein. All questions should be submitted via the chat box on the virtual meeting page on the link listed above. Questions submitted in advance of the Special Meeting and during the Special Meeting will be addressed during the Special Meeting as time permits and at the sole and absolute discretion of APSG. APSG shareholders who need assistance submitting questions should call Continental Stock Transfer & Trust Company, APSG’s virtual meeting provider, at (917) 262-2373.

About Apollo Strategic Growth Capital

Apollo Strategic Growth Capital is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

About American Express Global Business Travel

American Express Global Business Travel (Amex GBT) is the world’s leading B2B travel platform, providing software and services to manage travel, expenses, and meetings & events for companies of all sizes. We have built the most valuable marketplace in B2B travel to deliver unrivalled choice, value and experiences. With travel professionals in more than 140 countries, our customers and travelers enjoy the powerful backing of Amex GBT. Visit amexglobalbusinesstravel.com for more information about Amex GBT.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “predicts,” “projects,” “should,” “could,” “would,” “may,” “will,” “continue,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Amex GBT and APSG as of the date of this communication, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this communication should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In some cases, forward-looking statements included in this communication may be consistent with previously issued forward-looking statements, even in circumstances where the assumptions underlying such statements have changed. The forward-looking statements contained in this communication are subject to a number of factors, risks and uncertainties, some of which are not currently known to APSG and Amex GBT. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of APSG’s Registration Statement. The Registration Statement identifies and addresses other important risks and uncertainties that could cause actual events and results to differ materially from expected results contained in the forward-looking statements. Most of these factors are outside APSG’s and Amex GBT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against APSG or Amex GBT following the announcement of the Business Combination; (2) the inability to complete the Business Combination, including due to the inability to concurrently close the Business Combination and the PIPE or due to failure to obtain approval of the shareholders of APSG; (3) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (4) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (5) costs related to the Business Combination; (6) changes in the applicable laws or regulations; (7) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (8) the impact of the global COVID-19 pandemic; and (9) other risks and uncertainties described in the Registration Statement. APSG and Amex GBT caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither APSG nor Amex GBT undertakes or accepts any obligation to release publicly any updates, corrections or revisions to any other forward-looking statements to reflect any change in its expectations or existing circumstances or conditions or any subsequent change in events, conditions or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell, buy or subscribe for, any securities in any jurisdiction, or a solicitation of any proxy, vote, consent or approval relating to the Business Combination or otherwise in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions.

Additional Information and Where to Find It

In connection with the proposed Business Combination, the Registration Statement, which includes the Proxy Statement with respect to the Special Meeting, has been declared effective by the SEC. The Proxy Statement will be mailed to APSG’s shareholders who were holders of record as of March 1, 2022. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. APSG’s shareholders and other interested persons are advised to read the Registration Statement, including the Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials contain important information about Amex GBT, APSG and the proposed Business Combination. Such shareholders will also be able to obtain copies of the Proxy Statement and other documents filed with the SEC, without charge, when available, at the SEC’s website at www.sec.gov, or by directing a request to Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor, New York, NY 10019, Attention: James Crossen, (212) 515-3200.

Participants in the Solicitation

APSG, Amex GBT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of APSG with respect to the proposed Business Combination. Information regarding APSG’s and Amex GBT’s respective directors and executive officers is contained in the Registration Statement. Free copies of the Registration Statement may be obtained as described in the preceding paragraph.

Contacts

American Express Global Business Travel

Media:
Martin Ferguson
Vice President Global Communications and Public Affairs
martin.ferguson@amexgbt.com

Investors:
Barry Sievert
Vice President Investor Relations, American Express Global Business Travel
investor@amexgbt.com

Apollo Strategic Growth Capital

Media:
communications@apollo.com

Investors:
info@apollostrategicgrowthcapital.com

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